ALSET CAPITAL ACQUISITION CORP.

4800 Montgomery Lane, Suite 210

Bethesda, MD

April 13, 2023

Nasreen Mohammed and Angela Lumley

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Alset Capital Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-4 Filed February 3, 2023
File No. 333-267841

Dear Ms. Mohammed and Ms. Lumley:

On behalf of Alset Capital Acquisition Corp. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on March 31, 2023 regarding the Company’s Annual Report on Form S-4.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Annual Report.

Form S-4 Filed March 17, 2023

Amendment 4 to Registration Statement on Form S-4

Q: What interests do Alset’s current officers and directors have in the Business Combination?, page 16

1.	We reissue comment 2 in part. Please quantify the aggregate amount that the sponsor, its affiliates, and the company’s officers and directors have at risk that depends on completion of a business combination on pages 16, 43, 95, and 117. In this regard, we note you only disclose the total market value of Alset shares under the ownership of the Sponsor and Mr. Chan.

Response: In response to this comment, the Company has updated our calculations and advises the Staff that the aggregate dollar amount that the Sponsor, its affiliates and the Company’s officers and directors have at risk that depends on the completion of an initial business combination, including the Business Combination, is approximately $26.5 million, as of April 13, 2023, which is the market value of securities held as of December 31, 2022 and consists of (i) 2,156,250 of the Founders Shares, (ii) 473,750 of class A common stock, (iii) 236,875 of warrants and (iv) 47,375 of rights. In this calculation, we assume that there is no fund left to be distributed to the sponsor if Business combination will not be successful. Thus, the revisions to the S-4 can be found on pages 16, 43, 95 and 117.

Timeline of the Business Combination with HWH, page 106

2.	We note your response to comment 5. Please include comparable disclosure in your filing.

Response: In response to this comment, the Company advises the Staff that we have included the additional disclosure on page 106 of the S-4, concerning the Kraft Analytics valuation and the ValueScope Inc. valuation.

Alset’s Board of Directors Reasons for the Approval of the Business Combination, page 110

3.	We note your response to comment 8 and reissue our comment. We note your disclosure that Mr. Chan participated in the votes to approve the business combination. Please clarify how Alset’s board considered the conflicts of interest presented by the affiliation between Alset and HWH and the overlapping nature of directors and officers of Alset and HWH in negotiating and recommending the business combination. In this regard, we note that you identify on page 111 one of the positive factors the board considered was that this was a “negotiated transaction,” and you do not address the conflicts of interest where you discuss the uncertainties, risks and other potentially negative factors the board considered regarding the transaction.

Response: In response to this comment, the Company advises the Staff that it has included additional disclosure regarding conflict of interest the Board considered and continues to consider in connection with completing this initial business combination. As such, the disclosure can be found on page 112 in the S-4.

Material U.S. Federal Income Tax Considerations, page 131

4.	We note you have removed the disclosure regarding the tax consequences of the business combination from your filing in response to comment 9. Please revise to include disclosure regarding the tax consequences of the business combination in this section and in the Risk Factors section. Refer to Item 4(a)(6) of Form S-4. We also note that Section 7.7(a) of the Merger Agreement provides that “this Agreement is intended to constitute, and the Parties hereto hereby adopt this Agreement as, a ‘plan of reorganization’ within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368- 3(a).”

Response: In response to this comment, the Company advises the Staff that we have included an additional disclosure paragraph, which, in part, discusses that we believe the only tax consequences of the business combination are to Alset International Inc., and possibly Alset Inc. As such, the disclosure can be found on page 132.

Information About HWH, page 153

5.	We note your disclosure throughout this section regarding your membership model, including your statements that “moving forward, the intention is to implement the new membership model described below, that operates on a yearly subscription basis,” you are “in different stages of introducing additional membership tiers,” you “believe [y]our membership base could grow exponentially because of [y]our new multi-tiered membership structure,” and “[y]our strategy is to continuously grow [y]our membership base, while displaying to [y]our members the added benefits of the higher tiers of membership.” We also note your revised disclosure on page 169 that you slowed down membership sales starting in May of 2021, and membership sales were stopped in March of 2022 completely. Please revise to state whether you plan to resume sales of memberships and, if so, when. If you do not so intend, revise your disclosure throughout this section to reflect this change.

Response: In response to this comment, the Company advises the Staff that it has disclosed on page 169 that we likely intend on resuming membership sales under our new model in the upcoming quarter of 2023.

HWH Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 169

6.	We have reviewed your response to comment 12 and revised disclosure. We note that your sale of memberships stopped in March of 2022 and that you expect to experience greater revenue contribution from your café business and product sales. Please revise your disclosure to provide a robust discussion of your plans to resume or discontinue your membership business and any known or expected trends for the foreseeable future. Please discuss any known events that will cause a material change in the relationship between revenues and cost of revenues due to the change in your business model as it was noted that the cost of revenue for the membership business was 70% compared to 30% for the non-membership business in the year ended December 31, 2022. Refer to Item 303(a) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that as discussed in comment 5 (and on page 169), we likely intend to resume such membership sales in the upcoming quarter of 2023. Further, in terms of expected trends for the foreseeable future, this will likely depend on our fundraising efforts and cash flow availability. Additionally, non-membership business mainly refers to the Food and Beverage (“FnB”) business for the year 2022, and the gross profit margins are different from the membership business.

Security Ownership of Certain Beneficial Owners and Management, page 206

7.	Please disclose the names, including identifying the natural person(s) that hold voting and/or dispositive power over the relevant shares, and addresses of all beneficial owners listed under the 5% Holders heading in the table. Refer to Item 403(a) of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that we have included additional disclosure regarding the names, including identifying the natural person(s) that hold voting and/or dispositive power over the relevant shares, and addresses of all beneficial owners listed under the 5% Holders heading in the table on page 206, per the Staff’s request.

HWH International Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-29

8.	We have reviewed your response to comment 15 and note the table presented in the response and on page 155 does not appear to present memberships that have expired each year. Please provide us with a detailed discussion of why there are no expired memberships considering your disclosure on page F-29 states that you recognize revenue from membership fees over the one-year period of the membership. In addition, please explain the benefit of having a membership when you have halted your membership business.

Response: In response to this comment, the Company advises the Staff that our main membership model consists of yearly memberships. The main membership model is a special tranche to build an initial 10,000 founder members. 9,293 of our founder memberships expired on December 31, 2022; and 200 founder memberships currently remain. Further, the founders’ membership perks, such as discounted new memberships and affiliate commissions, did not halt, but the sale of the founder memberships did in fact halt in 2022. Our new, four-tier membership model, that we intend to initiate in approximately July 2023, will expire also yearly, if not renewed. There is additional disclosure on the newly inserted table on page 155 regarding the response to this comment, as well.

9.	We have reviewed your response to comment 15 noting the exchange rate and U.S. dollar amount for the membership fee per member appears to be inconsistent with comparable information provided in the table on page 155. Please clarify or revise.

Response: In response to this comment, the Company advises the Staff that we have inserted a table on page 155, which notes the exchange rate and U.S. dollar amount for the membership fee per member, per the Staff’s request; among other items. Please refer to page 155 for the additional disclosure.

General

10.	We note several instances where you report amounts in various local currencies (Singapore Dollars, South Korean won). Please revise to also provide the amounts in US dollars, your reporting currency, each time you present the local currency.

Response: In response to this comment, the Company advises the Staff that the Company has added disclosure throughout the S-4 regarding the US dollar amounts of Singapore Dollars and South Korean won.

11.	We note your revised disclosure and reissue comment 17 in part. On page 62 and 147, please discuss the corporate governance requirements from which you would or could be exempt as a result of your status as a “controlled company.”

Response: In response to this comment, the Company advises the Staff that a Company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, as a controlled company, we are (1) not required to have a board that is composed of a majority of “independent directors,” as defined under Nasdaq rules; (2) are not required to have a compensation committee that is composed entirely of independent directors; and (3) are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors.

12.	We note your response to comment 18, however your analysis is insufficient with respect to compliance with the exemption contained in Rule 13e-3(g)(2). Please provide us with a more thorough legal analysis regarding your ability to rely on Rule 13e-3(g)(2), including when and by what means the common stock of the combined company will be registered pursuant to Section 12 of the Securities Exchange Act, the basis for your belief that the common stock of the combined company will be accepted for listing on the Nasdaq Capital Market and the timeline for such acceptance, and the basis for your statement that the common stock of the combined company will have substantially the same rights as the common stock of Alset Capital Acquisition Corp. With respect to the rights of the common stock, your analysis should address the differences in rights discussed in your disclosure beginning on page 189.

Response: In response to this comment, the Company advises the Staff that: (i) the common stock of the combined company will be registered pursuant to Section 12 of the Securities Exchange Act on Form 8-A; (ii) we believe the common stock of the combined company will be accepted for listing on the Nasdaq Capital Market upon consummation of the business combination based on meeting the equity standard and the market value of listed securities standard; and (iii) we have updated the disclosure on page 189 of the S-4 (i.e., “Comparison of Stockholder Rights”) in a manner that demonstrates that the common stock of the combined company will have substantially the same rights as the common stock of Alset Capital Acquisition Corp.

13.	Please acknowledge your understanding that we likely will have further comments on your Form S-4 as a result of our review of your preliminary proxy statement filed on March 24, 2023.

Response: In response to this comment, the Company advises the Staff we have included a risk factor on page 80 that discusses risks bared by the Company if it is deemed an “investment company” under the Investment Company Act of 1940 (the “Investment Act”); as well as a revised CFIUS risk factor on page 81, which responds to the Staff’s comments to the preliminary proxy. Additionally, we acknowledge that the Staff may have additional comments to the preliminary proxy filed on March 24, 2023.

Please contact us with any questions.

Sincerely,
/s/ Darrin Ocasio